June 27, 2008	Timothy R. Collins
617-951-7946
617-235-0780 fax
Timothy.Collins@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Linda Stirling

Re:	GMO Trust (File Nos. 2-98772 and 811-04347) (the “Registrant”)
Ladies and Gentlemen:
On June 17, 2008, Linda Stirling of the staff of the Securities and Exchange Commission (the “Staff Reviewer”), provided oral comments to Timothy Collins and Sarah Clinton of Ropes & Gray LLP regarding Post-Effective Amendment No. 129 under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 160 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 129/160”). On June 23, 2008, the Staff Reviewer provided additional oral comments to Timothy Collins relating to Amendment No. 129/160.
Certain comments were addressed to the Staff Reviewer’s satisfaction during the conversation. As noted below (see Items 44 and 45), certain additional information not filed with Amendment No. 129/160 was requested by the Staff Reviewer in advance of the Trust’s Rule 485(b) filing relating to its Registration Statement. This additional information was provided electronically on June 18, 2008 and June 20, 2008. Responses to the remaining comments are set forth below.
GMO Trust Prospectus (the “Prospectus”)
Investment Objectives and Principal Investment Strategies
Responses to questions relating to multiple Funds
1)	A statement that total return includes both capital appreciation and income is located on the first page of the Prospectus and, accordingly, investors in Funds with “total return” as an investment objective will have prominent disclosure of its two components. The Registrant notes that, to the extent an investor is interested in the respective contributions of capital

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appreciation and income to a Fund’s total return, they are presented in the “Financial Highlights” table of the Prospectus.

2)	The requested change regarding the effect of taking temporary defensive positions has been made.

3)	The Registrant believes that the terms “developed countries other than the U.S.,” “companies outside the U.S.,” “emerging countries,” and “emerging markets” in various International Equity Fund’s and Fixed Income Fund’s disclosure are either adequately defined in the Registration Statements and/or their common meanings will be clear to the Registrant’s investors. With respect to those Funds whose name includes the terms “international” or “global”, the SAI states that these Funds typically invest their assets in investments that are tied economically to (or, in the case of certain Fixed Income Funds, typically will have exposure to) a “number of countries throughout the world.” The Registrant has added similar disclosure to the Names Policies section of the Prospectus. The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act. Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not subject to Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”)

4)	The Registrant confirms that, to the extent that a Fund’s name indicates that there are duration, maturity, and/or quality parameters for the Fund’s investments, such parameters are specified in the Fund’s disclosure.

5)	The requested clarification regarding the allocation strategies for the Asset Allocation Funds has been made.

6)	The requested change to the footnote for each Fund relating to its expense reimbursement has been made.
Responses to questions relating to individual Funds
7)	The Registrant believes that the definition of “REITs” located in the first paragraph of Real Estate Fund’s principal investment strategies, together with disclosure under “Description of Principal Risks — Real Estate Risk” in the Prospectus and “Fund Investments — Real Estate Investment Trusts and other Real Estate-Related Investments” in the SAI, is adequately descriptive and comports with the disclosure structure mandated by Form N-1A, including Items 2, 4, and 11 thereof (in particular, the requirement in Item 2(b) to summarize how the Fund intends to achieve its investment objective by identifying the type or types of securities in

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which the Fund invests and any policy to concentrate in securities of issuers in a particular industry or group of industries).

8)	The requested change has been made to International Growth Equity Fund’s disclosure regarding the Fund’s strategy to focus on both growth and value characteristics in selecting investments.

9)	The Registrant believes that the term “principally” in the International Growth Equity Fund’s disclosure would be subsumed by the Fund’s policy to invest at least 80% of its net assets in equities. Therefore, the Registrant believes that replacing the term “typically” with “principally” (which implies a 50% standard) could be confusing to investors.

10)	The current definition of “developed markets” in the Developed World Stock Fund disclosure makes it clear that the term includes countries in the MSCI World Index, a global developed markets equity index, and countries with similar characteristics.

11)	The Registrant does not believe that there is an incongruity between the word “emerging” in the Emerging Markets Fund and Emerging Countries Fund’s names and the Manager’s strategy for selecting countries and stocks in which to invest. In choosing investments for Emerging Market Fund and Emerging Countries Fund, the Manager begins by looking at the universe of companies whose stocks are traded in the securities markets of the world’s non-developed markets or countries. Within that universe, the Manager seeks to identify countries and stocks based on variety of factors, including value.

12)	The principal difference between Emerging Markets Fund and Emerging Countries Fund is that Emerging Markets Fund seeks to outperform its benchmark (commonly referred to as alpha) by 4% while Emerging Countries Fund seeks to outperform its benchmark by 3%. Those outperformance goals appear on pages 38 and 40 of the Prospectus.

13)	The description of Short-Duration Collateral Fund is different in Domestic Bond Fund’s disclosure than it is in the other Fixed Income Funds’ disclosure to reflect a difference in the way Domestic Bond Fund uses Short-Duration Collateral Fund as compared to the other Fixed Income Funds. Domestic Bond Fund makes investments in Short-Duration Collateral Fund to provide it with exposure to the U.S. debt markets whereas the other Fixed Income Funds invest in Short-Duration Collateral Fund principally as a way of financing derivatives positions by generating a return comparable to LIBOR.

14)	Certain of Emerging Country Debt Fund’s investments are similar to Fannie Mae in that such entities are related to, but not backed by the full faith and credit of, a sovereign. The Registrant believes that these types of investments are adequately identified by the phrase “entities related to but not guaranteed by emerging sovereign countries” (which appears in the description of the Fund’s principal investment strategies). The disclosure indicating that

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the Fund may invest in “entities wholly unrelated to the sovereign” provides investors with notice that, subject to the Fund’s names test, the Fund may invest in non-emerging country debt instruments. The “Fund Investments” section of the SAI includes additional detail regarding the types of investments that the Fund is permitted to make, including a description of each type of investment. The Registrant believes that this approach comports with the requirements of Form N-1A, including Items 2, 4 and 11 thereof.

15)	The requested clarification to the disclosure for Emerging Country Debt Fund regarding the Fund’s direct and indirect investments has been made.

16)	The requested change regarding the Short-Duration Investment Fund’s strategy to identify securities with total return opportunities has been made.

17)	Footnote one to the “Fees and expenses” table for Short-Duration Collateral Share Fund has been clarified to indicate that all of the direct and indirect expenses of the Fund have been included in the table. The Registrant further notes that Short-Duration Collateral Share Fund’s expense information has been presented in accordance with General Instruction 1(d)(1) to Item 3 of Form N-1A.

18)	As disclosed in the Registration Statement, Inflation Indexed Plus Bond Fund gains a substantial portion of its exposure to inflation indexed bonds synthetically through the use of derivatives that are collateralized by shares of Short-Duration Collateral Fund. This concept is well settled and is referenced in the adopting release for Rule 35d-1 under the 1940 Act. Investment Company Act Release No. 24828 (January 17, 2001) (noting that the Commission’s use of “investments” instead of “securities” in framing the requirement that at a fund with a name requiring a policy under such rule must invest at least 80% of its assets in the indicated “investments” was intended to permit “an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)

19)	As requested, the Registrant has added disclosure that U.S. Equity Allocation Fund generally does not have a temporary defensive strategy. A similar statement has been added to the disclosure for each of the other Asset Allocation Funds as well.

20)	Regarding International Equity Allocation Fund’s exposure to the investment returns of commodities, as noted in the Fund’s description of principal investment strategies, the Fund is a fund of funds that may invest in Alternative Asset Opportunity Fund. The description of Alternative Asset Opportunity Fund in the Prospectus contains more detailed disclosure regarding its investment strategies, including seeking indirect exposure to investment returns of commodities.

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21)	In response to the request to clarify how Benchmark-Free Allocation Fund’s investment objective, which is to seek a positive total return, differs from a total return objective or total return against a benchmark, the Registrant notes that Benchmark-Free Allocation Fund seeks a positive total return (also known as “absolute” return) regardless of market conditions whereas many of the Funds seek to outperform their specified benchmarks (also known as “relative” return).
Principal Risks
Responses to questions relating to multiple Funds
22)	In response to the request regarding the Derivatives Risk disclosure and the Leverage Risk disclosure on certain Fund pages, the Registrant notes that the “Principal risks of investing in the Fund” section identifies and briefly summarizes the applicability of Derivatives and Leveraging Risk to the Fund, as required by Item 2 of Form N-1A. It also directs the reader to the “Description of Principal Risks” that follows the individual Fund descriptions in the Prospectus (see page 88). The “Description of Principal Risks” contains more detailed disclosure regarding these and other risks, as required by Item 4 of Form N-1A. The “Descriptions and Risks of Fund Investments” in the SAI (see page 6 thereof) also contains additional disclosure regarding these and other risks, as required by Item 11 of Form N-1A.
23)	In response to the request regarding the description of “Fund of Funds Risk” disclosure, the Registrant notes that in each case where a Fund invests in shares of another Fund, the investing Fund either has no management or shareholder service fees, or any such fees are reduced to reflect any management and shareholder service fees borne by underlying Funds. These reductions are described in the footnotes to such Funds’ “Fees and expenses” tables. Because of these arrangements, expenses for a Fund of Funds will not be higher than for a direct investment in the underlying Funds (i.e., there is no layering of expenses).
24)	The requested clarification regarding the meaning of widening credit spreads in the “Market Risk — Fixed Income Securities” disclosure has been made.
25)	Regarding the suggestion that the Registrant articulate why Focused Investment Risk is a principal risk for certain Fixed Income Funds, and similarly why Short Sales Risk is a principal risk for certain Asset Allocation Funds, the Registrant notes that each of the relevant Funds’ “Principal investment strategies” notes that such Funds may invest in other Funds. In addition, each of the relevant Funds indicates that it is subject to “Fund of Funds Risk” which indicates that Funds that invest in underlying Funds are indirectly exposed to the risks of the underlying Funds.

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Responses to questions relating to individual Funds
26)	The requested addition of Derivatives Risk to the Foreign Fund and Foreign Small Companies Fund disclosure has been made.
27)	The Registrant does not believe that Focused Investment Risk is a principal risk for Foreign Small Companies Fund.
28)	Regarding the suggestion that disclosure be added to the Emerging Markets Opportunities Fund’s principal investment strategies regarding value securities, the Registrant notes that the section of the Prospectus describing Emerging Markets Opportunities Fund’s principal investment strategies states that the Manager’s evaluation and selection decisions for countries are based on several factors, including value.
29)	Regarding the request for disclosure regarding the risks related to Core Plus Bond Fund’s investments in junk bonds, the Registrant notes that the Fund’s principal investment strategies section provides that Core Plus Bond Fund may invest up to 5% of its total assets in sovereign debt of emerging countries (including below investment grade securities), primarily through investment in shares of Emerging Country Debt Fund, another series of the Trust offered in this Prospectus. The description under the heading “Principal risks of investing in the Fund” directs the reader to the “Description of Principal Risks” section of the Prospectus, which contains more detailed disclosure in the “Credit and Counterparty Risk” section regarding the various risks associated with investments in below investment grade securities. Additionally, disclosure regarding the risks associated with investments in below investment grade securities is included in the “Credit and Counterparty Risk” disclosure on the Emerging Country Debt Fund page. The Prospectus is organized such that the Fund’s investors can refer to the underlying Fund’s disclosure or the “Description of Principal Risks” for more a more detailed information regarding the risks associated with investment in a Fund. The Registrant believes that providing a more detailed summary of each risk on the Fund pages would result in a large amount of unnecessary repetition, and that this approach is consistent with the requirements of Form N-1A. See Investment Company Act Release No. 23064 (March 13, 1998) (noting that “when information in [multi-fund prospectuses] is presented clearly, prospectuses offering more than one fund may make it easier for investors to compare funds and may be more efficient for funds and investors by eliminating the need to provide investors with multiple prospectuses containing repetitive information”).
30)	The requested change has been made to Currency Hedged International Bond Fund’s Liquidity Risk disclosure regarding the Fund’s ability to close out derivatives positions at desirable prices.
31)	Currency Risk is a principal risk of Currency Hedged International Bond Fund, despite the fact that the Fund hedges, because (i) the success of hedging strategies is generally imperfect,

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(ii) the Fund may not hedge 100% of its net foreign currency exposure, and (iii) the value of the U.S. dollar may decline in relation to the foreign currency being hedged by the Fund.

32)	The Registrant does not believe that “political uncertainty” is a principal risk of an investment in Emerging Country Debt Fund and, therefore, disclosure specifically relating to political uncertainty should not be added to Emerging Country Debt Fund’s “Principal risks of investing in the Fund” disclosure.

33)	Regarding the requested clarification of the difference between real interest rates and nominal interest rates in Inflation Indexed Plus Bond Fund’s “Market Risk — Fixed Income Securities” disclosure, the Registrant notes that an increase in real interest rates (in which the effects of inflation have been included) that is not accompanied by increases in nominal interest rates (in which the effects of inflation have not been included) can occur during periods when the expected rate of inflation was declining.
Benchmarks
34)	As requested, the description of the S&P Citigroup Primary Market Index World Growth Index that is used for several Funds has been clarified.
35)	Clarification regarding what it means for Currency Hedged International Equities Fund’s benchmark, the MSCI EAFE Index (Hedged), to be hedged into U.S. dollars has been provided.
36)	The Registrant believes the JPMorgan U.S. 3 Month Cash Index is an appropriate benchmark for measuring the performance of Short-Duration Investment Fund because it measures the performance of short-duration investments, specifically three month U.S. dollar Euro-deposits. As noted in the Prospectus, the Fund seeks to maintain a duration of 365 days or less, and thus also has a short duration. In addition, a substantial portion of the Fund’s assets are invested in Short-Duration Collateral Fund, a fund that is managed specifically to generate a return comparable to that of its benchmark.
Miscellaneous Terms throughout the Prospectus
37)	Regarding the request that the Registrant clarify or define certain terms or phrases used in the Prospectus (including “fundamental investment techniques,” “high positive correlations,” “positive sentiment,” “momentum,” “momentum measures,” “fundamental judgments,” “active underweighted and overweighted positions,” “float-adjusted market capitalization,” “fundamental analysis,” “bottom up approach,” and “long-only investments”), the Registrant notes that these terms are commonly used investment terms and believes that their meanings will be clear to the Registrant’s investors.

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38)	The Registrant notes that the term “high quality” is defined on the Fixed Income Funds cover page (page 47 of the Prospectus).
Investment in GMO Funds Offered Through Separate Private Placement Memoranda
39)	As noted in the Registration Statement, the Manager employs proprietary models in the identification of trends in commodity prices for Alternative Asset Allocation Fund, and, as such, the details regarding their operation are trade secrets that are not disclosed. The Registrant believes the relevant disclosure includes all principal strategies and risks of this Fund, as required by Item 4 of Form N-1A.
40)	The Registrant notes that the requested disclosure identifying duration, maturity, or quality parameters for Alternative Asset Allocation Fund’s investments is not applicable for the Fund, as such policies are not part of the Fund’s principal investment strategies.
41)	As described in the Prospectus, Special Situations Fund uses investment strategies that it believes complement long-only investments in global equities and fixed income instruments available through other funds. The Fund has broad flexibility in its investments, based on perceived opportunities that the Registrant believes is clearly disclosed in the Prospectus. While the Registrant does not believe that the Fund’s name is necessarily descriptive or suggestive of any particular investment program (and clearly is not subject to Rule 35d-1 under the 1940 Act), to the extent it could be viewed as having any connotation at all, the Registrant believes that the Fund’s investment strategies are consistent with the Fund’s name.
GMO Trust SAI
42)	The principal underwriter is not affiliated with the Funds or the Manager. As a result, the Trustees do not need to approve the principal underwriter’s code of ethics under Rule 17j-1 under the 1940 Act, and no disclosure is required pursuant to Item 12(e) of Form N-1A.
43)	The requested clarification regarding the restrictions applicable to certain of Emerging Markets Fund’s assets in India has been made.
Supplemental information provided to the SEC in advance of the Registrant’s Rule 485(b) filing as requested by the Staff Reviewer
44)	The requested fee and expense information for each Fund in the Prospectus was provided to the Staff Reviewer via electronic mail on June 18, 2008.
45)	The requested “Other Matters” disclosure for the SAI was provided to the Staff Reviewer via electronic mail on June 20, 2008.

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If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7946.
Very truly yours,
/s/ Timothy R. Collins
Timothy R. Collins

cc:	J.B. Kittredge, Esq. Jason Harrison, Esq. Thomas R. Hiller, Esq. Elizabeth J. Reza, Esq. Sarah S. Clinton, Esq.